

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2016

Via E-mail
Mr. David A. Brooks, Esq.
Chief Operating Officer/General Counsel
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> Re: **Ashford Hospitality Prime, Inc.**
>   **Soliciting material pursuant to Rule 14a-12 filed on Form 8-K**
>   **Filed January 15, 2016**
>   **File No. 001-35972**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Rule 14a-9 under Regulation 14A requires a reasonable and factual basis for all beliefs, and such beliefs must be clearly characterized as such with the support self-evident, disclosed in proxy materials or provided to the staff as supplemental information. Please provide support for the following assertions, and characterize them and all similar statements as beliefs in future filings:

- "… Sessa is solely interested in an immediate sale of the Company, regardless of whether it is in the best interest of the Company's shareholders."
- The proxy contest will be "neither constructive nor beneficial to Ashford Prime or its other stockholders."

2.   Please advise as to the basis for referring to Ashford Prime's notice of nomination as a "purported" notice. If there is no reasonable basis to assume that the notice is illegitimate, please refrain from making this statement in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Richard M. Brand, Esq.
       Cadwalader, Wickersham & Taft LLP